Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Kingsoft Cloud Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 10 of this circular.

A notice convening the AGM to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 30, 2023 at 9:00 a.m., Hong Kong time are set out on pages 19 to 23 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.ksyun.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Shares Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADSs Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 9:00 a.m., Hong Kong time, on June 28, 2023 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Hong Kong, June 2, 2023

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Proposed Re-election of the Retiring Directors	6

3.	Proposed Grant of General Mandate to Issue Shares and/or ADSs	7

4.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	7

5.	Proposed Re-appointment of Auditor	8

6.	The AGM and Proxy Arrangement	8

7.	Recommendations	9

8.	Further Information	9

9.	Miscellaneous	10

APPENDIX I	–	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	11

APPENDIX II	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	16

NOTICE OF THE ANNUAL GENERAL MEETING	19

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2013 Share Award Scheme”	the share award scheme of the Company adopted on February 27, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 2. 2013 Share Award Scheme” in Appendix IV of the Listing Document

“2013 Share Option Scheme”	the share option scheme of the Company adopted on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 1. 2013 Share Option Scheme” in Appendix IV of the Listing Document

“2021 Share Incentive Plan”	the share incentive plan of the Company adopted on November 15, 2021, as amended from time to time, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 3. 2021 Share Incentive Plan” in Appendix IV of the Listing Document

“ADS(s)”	American Depositary Shares, each representing 15 Shares

“ADSs Record Date”	May 30, 2023 (New York time)

“AGM”	the annual general meeting of the Company to be convened on June 30, 2023 at 9:00 a.m. (Hong Kong time) to consider and, if thought fit, approve, among other things, the re-election of the retiring Directors, the Issuance Mandate, the Repurchase Mandate and the re-appointment of the auditor

“Articles” or “Articles of Association”	the Second Amended and Restated Articles of Association of the Company conditionally adopted by way of a special resolution passed on December 29, 2022 and become effective from December 30, 2022

“associate(s)”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s) of which were listed on the Nasdaq Global Market in May 2020, and the ordinary Shares of which were listed on the Main Board of the Stock Exchange in December 2022

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary”	The Bank of New York Mellon, the depositary for our ADSs program

“Directors”	the director(s) of the Company

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	May 29, 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Shares on the Main Board of the Stock Exchange on December 30, 2022

DEFINITIONS

“Listing Date”	December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Stock Exchange

“Listing Document”	the listing document of the Company dated December 23, 2022 in connection with the Listing

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange

“Memorandum” or “Memorandum of Association”	the second amended and restated memorandum of association of Company adopted by a special resolution passed on December 29, 2022 and became effective from December 30, 2022

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

“Nasdaq”	the Nasdaq Global Select Market

“Nomination Committee”	the nomination committee of the Board

“RSU(s)”	restricted stock unit(s) of the Company

“SFC”	The Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

“Shares Record Date”	May 30, 2023 (Hong Kong time)

“Shareholders”	holder(s) of the Share(s)

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

Non-executive Directors:	Registered Office:
Mr. Lei Jun (Chairman of the Board)	Cricket Square, Hutchins Drive
Dr. Qiu Ruiheng	P.O. Box 2681
Grand Cayman KY1-1111
Executive Directors:	Cayman Islands
Mr. Zou Tao (Vice Chairman of the Board)
Mr. He Haijian	Headquarter and Principal Place of Business in China:
Building D, Xiaomi Science
Independent Non-executive Directors:	and Technology Park
Mr. Yu Mingto	No. 33 Xierqi Middle Road
Mr. Wang Hang	Haidian District
Ms. Qu Jingyuan	Beijing, 100085
PRC

Principal Place of Business in Hong Kong:
5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

June 2, 2023

To the Shareholders

Dear Sir/Madam,

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 30, 2023. The AGM will commence at 9:00 a.m., Hong Kong time.

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed re-election of the retiring Directors;

(b)	the proposed grant of a general mandate to issue Shares and/or ADSs;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(d)	the proposed re-appointment of the auditor.

2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to article 87(3) of the Articles of Association, Mr. He Haijian, Dr. Qiu Ruiheng and Ms. Qu Jingyuan shall each hold office until immediately prior to the conclusion of the AGM and, being eligible, will offer themselves for re-election at the AGM.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy (including but not limited to gender, age, cultural and educational background, professional experience, length of service, skill and knowledge) and the Company’s corporate strategy and the independence of the independent non-executive Directors. Ms. Qu Jingyuan, the retiring independent non-executive Director, has confirmed her independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board considered that the retiring independent non-executive Director is independent in accordance with the independence guidelines set out in the Listing Rules; and satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Director who are due to retire at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the retiring Directors are set out in Appendix I to this circular.

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs

At the extraordinary general meeting of the Company held on December 29, 2022, the Directors were given a general mandate to allot, issue and deal with Shares. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to issue Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Shares and/or ADSs not exceeding 20% of the total number of issued Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,805,284,801 Shares. Subject to the passing of the ordinary resolution no. 7 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 761,056,960 Shares. The Directors wish to state that they have no immediate plans to issue any new Shares and/or ADSs pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution no. 9, the number of Shares and/or ADSs purchased by the Company under ordinary resolution no. 8 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution no. 7 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

The Issuance Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance Mandate is revoked or varied by an ordinary resolution of the Shareholders in a general meeting.

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

At the extraordinary general meeting of the Company held on December 29, 2022, the Directors were given a general mandate to repurchase Shares. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

LETTER FROM THE BOARD

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,805,284,801 Shares. Subject to the passing of the ordinary resolution no. 8 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 380,528,480 Shares. The Directors wish to state that they have no immediate plans to repurchase any Shares and/or ADSs pursuant to the Repurchase Mandate.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in a general meeting.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint Ernst & Young as the independent auditor of the Company for the year ending December 31, 2023 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the audit committee of the Board to fix the auditor ’s remuneration for the year ending December 31, 2023. Ernst & Young have indicated their willingness to be re-appointed as auditor of the Company for the said period.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 30, 2023. The AGM will commence at 9:00 a.m., Hong Kong time.

The Notice of the AGM is set out on pages 19 to 23 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The notice is also available for viewing on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (http://ir.ksyun.com).

LETTER FROM THE BOARD

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Shares Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADSs Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 9:00 a.m., Hong Kong time, on June 28, 2023 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 17.05A of the Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. As at the Latest Practicable Date, the number of unvested Shares held by the trustee of the share schemes of the Company was 12,088,276. Save for aforesaid trustee holding unvested Shares for the share schemes of the Company, there is no Shareholder who has any material interest in those resolutions proposed at the AGM, therefore none of the Shareholders is required to abstain from voting on those resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance Mandate and the Repurchase Mandate and the re-appointment of auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

LETTER FROM THE BOARD

9.	MISCELLANEOUS

The English text of this circular shall prevail over the Chinese in case of discrepancy.

By order of the Board

Kingsoft Cloud Holdings Limited

Mr. Zou Tao

Executive Director, Vice Chairman of the Board
and acting Chief Executive Officer

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)	MR. HE HAIJIAN

Position and experience

Mr. He Haijian (何海建) (“Mr. He”), aged 41, is our executive Director and chief financial officer, and is responsible for the Group’s financial planning, treasury, legal affairs, strategic investments, and investor relations affairs. Mr. He was appointed as our Director on December 20, 2022.

Prior to joining the Group in January 2020, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Mr. He has extensive experience in complex merger and acquisition transactions. Mr. He was working in the investment banking division at Bank of America Merrill Lynch from May 2014 to September 2015 in Hong Kong, and was a vice president at Citigroup Global Markets Inc. from October 2010 to May 2013 in New York. Mr. He was appointed as an independent non-executive director of Sipai Health Technology Co., Ltd. (思派健康科技有限公司) (HKEx: 0314) since December 23, 2022.

Mr. He received his bachelor ’s degree and master ’s degree in electronic engineering from Southeast University (東南大學) in June 2003 and April 2006, respectively, and an MBA from University of Chicago in March 2014. Mr. He is also a Chartered Financial Analyst charter holder.

Save as disclosed above, Mr. He has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the director agreement entered into between the Company and Mr. He, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company following the Listing Date, whichever is earlier. Concurrent to the term of his director ’s agreement, he is subject to retirement and thereby eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. He does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. He is interested in (a) 1,227,000 Shares; (b) 7,120,000 Shares underlying the outstanding RSUs under the 2013 Share Award Scheme; and (c) 15,482 Shares underlying the outstanding share options under the 2013 Share Option Scheme. Save as disclosed above, Mr. He was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. He does not receive any director ’s fees, in his capacity as a Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. He to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. He that need to be brought to the attention of the Shareholders.

(2)	DR. QIU RUIHENG

Position and experience

Dr. Qiu Ruiheng (仇睿恒) (“Dr. Qiu”), aged 40, was appointed as a non-executive Director on March 29, 2023.

Dr. Qiu has served as a general manager of business segment of Xiaomi Corporation (HKEx: 1810), responsible for informationization construction since December 2020. He joined Xiaomi Corporation in 2011 and served as a research and development director from December 2011 to September 2018, and a general manager of business segment, responsible for internet business such as app store and games from September 2018 to December 2020.

Dr. Qiu received his PhD degree in computer application technology and bachelor ’s degree in computer science and technology from Peking University in January 2011 and July 2005, respectively.

Save as disclosed above, Dr. Qiu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Length of service

Pursuant to the director agreement entered into between the Company and Dr. Qiu, his initial term of office is three years commencing from March 29, 2023 or until the third annual general meeting of the Company after his appointment, whichever is earlier. Concurrent to the term of his director ’s agreement, he is subject to retirement and thereby eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Dr. Qiu does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Dr. Qiu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Dr. Qiu does not receive any director ’s fee, in his capacity as a Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Dr. Qiu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Dr. Qiu that need to be brought to the attention of the Shareholders.

(3)	MS. QU JINGYUAN

Position and experience

Ms. Qu Jingyuan (曲靜淵) (“Ms. Qu”), aged 50, was appointed as an independent non- executive Director on April 14, 2022.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Ms. Qu has been the founding partner of Dajishi (Beijing) Technology Co., Ltd. (大技獅 (北京)科技有限公司) since December 2019. Prior to that, Ms. Qu worked at Matrix Partners China (經緯創投(北京)投資管理顧問有限公司) as a director from May 2015 to May 2017 and a capital market consultant from May 2017 to March 2021. Between March 2007 and May 2015, Ms. Qu was the director and deputy general manager at Baofeng Group Co., Ltd. (暴風集團股份有限公司) and was responsible for its financial reporting. She served as the manager of financial department and the financial director between March 2000 and August 2006 at Beijing Kingsoft Software Co., Ltd. (北京金山軟件有限公司). From February 2017 to April 2022, Ms. Qu served as an independent non-executive director of Kingsoft Office Software, Inc. (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange and served as an independent non-executive director of Chengdu Xgimi Technology Co., Ltd. (成都極米科技股份有限公司) (SSE STAR Market: 688696), a public company listed on Shanghai Stock Exchange from June 2019 to April 2021. Ms. Qu has appropriate accounting and related financial management expertise as required under Rule 3.10(2) of the Listing Rules.

Ms. Qu obtained the accounting qualification certificate conferred by Ministry of Finance of PRC in May 1996. Ms. Qu received her bachelor ’s degree in accounting from Shandong Technology and Business University (山東工商學院) in July 1993 and the degree of EMBA from China Europe International Business School (中歐國際工商學院) in October 2013.

Save as disclosed above, Ms. Qu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the director agreement entered into between the Company and Ms. Qu, her initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company following the Listing Date, whichever is earlier. Concurrent to the term of her director ’s agreement, she is subject to retirement and thereby eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Qu does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Qu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Director’s emoluments

Ms. Qu is entitled to receive an annual director ’s fee of US$50,000 per annum, in her capacity as an independent non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Qu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Ms. Qu that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share/ADSs and/or earnings per Share/ADSs. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Shares and/or ADSs and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,805,284,801 Shares. Subject to the passing of the ordinary resolution set out in item 8 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 3,805,284,801 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 380,528,480 Shares, representing 10% of the total number of issued Shares as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

There may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2022) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder ’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Directors, Kingsoft Corporation Limited (“Kingsoft Corporation”), which is a company listed on the Main Board of the Stock Exchange (HKEx: 3888), was interested in 1,423,246,584 Shares, representing approximately 37.40% of the total issued share capital of the Company.

On the basis that (i) the total issued share capital of the Company (being 3,805,284,801 Shares) remains unchanged as at the date of the AGM; and (ii) the shareholding of Kingsoft Corporation in the Company (being 1,423,246,584 Shares) remains unchanged immediately after the full exercise of the Repurchase Mandate, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the 2023 AGM, the shareholding interest of Kingsoft Corporation in the issued Shares would be increased to approximately 41.56% of the total issued share capital of the Company. The Directors do not have any present intention to exercise the proposed Repurchase Mandate to such an extent as would give rise to such an obligation.

In addition, the Directors do not have any intention to exercise the proposed Repurchase Mandate to the effect that it will result in the public float to fall below 25% or such other minimum percentage prescribed by the Listing Rules from time to time.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date were as follows:

	Price per share
	Highest	Lowest
Month	HK$	HK$
2022
December (since and including the Listing Date on December 30, 2022)	2.150	1.990
2023
January	3.880	2.010
February	2.820	2.010
March	4.450	2.020
April	5.650	2.950
May (up to and including the Latest Practicable Date)	3.090	1.990

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the period starting on the Listing Date and up to the Latest Practicable Date, the Company has not repurchased any Shares on the Stock Exchange.

NOTICE OF THE ANNUAL GENERAL MEETING

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at 9:00 a.m., Hong Kong time on June 30, 2023 at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated June 2, 2023):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the directors of the Company (the “Director(s)”) and independent auditor thereon.

2.	To re-elect Mr. He Haijian as an executive Director.

3.	To re-elect Dr. Qiu Ruiheng as a non-executive Director.

4.	To re-elect Ms. Qu Jingyuan as an independent non-executive Director.

5.	To authorize the board of directors of the Company (the “Board”) to fix the remuneration of the Directors of the Company.

6.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2023.

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Shares) that would or might require the exercise of such powers;

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Shares or rights to acquire Shares;

(iii)	the vesting or exercise of restricted shares and restricted share units granted or to be granted pursuant to the 2013 Share Award Scheme, the 2021 Share Incentive Plan or any other share incentive scheme or similar arrangements as adopted from time to time;

(iv)	any scrip dividend scheme or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, respectively, provided that the total number of Shares and/or ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

9.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions 7 and 8 of this notice, the general mandate referred to in the resolution 7 of this notice be and is hereby extended by the addition to the aggregate number of Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 8 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).”

SHARES RECORD DATE AND ADSs RECORD DATE

The Board has fixed the close of business on May 30, 2023, Hong Kong time, as the record date of Shares (the “Shares Record Date”). Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 30, 2023, New York Time (the “ADSs Record Date,” together with the Shares Record Date, the “Record Dates”), must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADSs Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.ksyun.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 9:00 a.m., Hong Kong time, on June 28, 2023 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By order of the Board

Kingsoft Cloud Holdings Limited

Mr. Zou Tao

Executive Director, Vice Chairman of the Board
and acting Chief Executive Officer

Hong Kong, June 2, 2023